Filed by Catalytica Energy Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No. 000-31953
Subject Company: Catalytica Energy Systems, Inc
FOR IMMEDIATE RELEASE

CONTACT:	Megan Meloni Investor Relations (650) 631-2847
CATALYTICA ENERGY SYSTEMS TO POSTPONE ANNUAL MEETING OF
STOCKHOLDERS IN LIGHT OF MERGER PROPOSAL
TEMPE, Ariz. (May 9, 2007) — Catalytica Energy Systems, Inc. (NASDAQ: CESI) announced today its election to postpone its Annual Meeting of Stockholders, which is traditionally held in early June, as a result of the proposed merger agreement between Catalytica Energy Systems and the renewable energy divisions of NZ Legacy, LLC, pursuant to which the companies will combine and operate under a new holding company to be called Renegy Holdings, Inc.
Securing the approval of the stockholders of Catalytica Energy Systems is a condition to closing the proposed transaction, which was announced in a separate release issued yesterday. In consideration of the transaction, Catalytica Energy Systems plans to hold a Special Meeting of Stockholders during the third quarter of 2007, subject to the timing of regulatory reviews of filings relating to the transaction and other factors. The Company will notify stockholders of the date of the Special Meeting, and the record date for such meeting, as soon as practicable. If the transaction is approved during the Special Meeting and the merger completed, Catalytica Energy Systems stockholders will become stockholders of Renegy Holdings, and Catalytica Energy Systems will be a wholly-owned subsidiary of Renegy Holdings. In this event, Catalytica Energy Systems would not hold a separate public Annual Meeting of Stockholders.
Additional Information and Where to Find It
This document does not constitute an offer of any securities for sale. The proposed transaction will be submitted to the stockholders of Catalytica Energy Systems, Inc. for their consideration. In connection with the proposed merger, Renegy Holdings, Inc. will file a registration statement, a proxy statement / prospectus and other materials with the Securities and Exchange Commission (SEC). CATALYTICA ENERGY SYSTEMS URGES INVESTORS TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CATALYTICA ENERGY SYSTEMS, SNOWFLAKE WHITE MOUNTAIN POWER, RENEGY, RENEGY TRUCKING, AND THE PROPOSED TRANSACTION. Investors may obtain more information about the proposed transaction by reviewing the Form 8-K filed by Catalytica Energy Systems in connection with the announcement of the transaction and any other documents filed with the SEC when they become available. Investors will be able to obtain free copies of the proxy statement / prospectus (when available) as well as other filed documents containing information about Catalytica Energy Systems at http://www.sec.gov, the SEC’s public website. These SEC filings may also be obtained free of charge on Catalytica Energy Systems’ Web site at http://www.CatalyticaEnergy.com or by calling the Company’s investor relations department at (650) 631-2847.
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Participants in the Solicitation
Catalytica Energy Systems and its executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Catalytica Energy Systems with respect to the proposed merger. Information regarding the officers and directors of Catalytica Energy Systems is included in Amendment No 1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed with the SEC on April 30, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the proxy statement / prospectus and other materials to be filed with the SEC in connection with the proposed merger.
Catalytica Energy Systems, based in Tempe, Arizona, provides innovative products and services to meet the growing demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. Through its SCR-Tech subsidiary (www.SCR-Tech.com), the Company offers a variety of services for coal-fired power plants that use selective catalytic reduction (SCR) systems to reduce nitrogen oxides (NOx) emissions. These services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs. Find Catalytica Energy Systems on the Worldwide Web at www.CatalyticaEnergy.com.
This news release contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and is subject to the safe harbors created therein. These statements include, but are not limited to, those regarding the prospects and timing associated with consummation of the proposed merger; completion of construction and commissioning of the SWMP biomass power plant and its ability to begin producing electrical power in the first half of 2008; the financial effects of the merger, including accretion to earnings and cash flows and the combined company’s financial stability; the ability of the combined company to execute future power projects, demand for renewable energy and fuel sources for the biomass plant. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, among others, the risk that we will not be able to close the transaction, delays in the completion and commissioning of the SWMP plant; diversion of management’s attention away from other business concerns; the assumption of any undisclosed or other liabilities in connection with the transaction; the risks associated with the development, generally, of the combined company’s overall strategic objectives; the ability of the combined company to build additional value in its business; the existence of unanticipated technical, commercial or other setbacks related to the combined company’s products and services, including construction delays and the ability of the combined company to secure adequate fuel for the biomass plant; changes in the environmental requirements relating to certain emissions; and the other risks set forth in the Company’s most recent Form 10-KSB and subsequent Forms 10-QSB and the Registration Statement on Form S-4 relating to the Transaction (when it becomes available), filed with the Securities and Exchange Commission. Further, the Company expects to incur substantial transaction and merger related costs associated with completing the merger and combining the operations of the two companies. Expected benefits of the merger may not be achieved in the near term, or at all. The combined company will have a significant amount of debt as a result of the merger. This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our financial health, and may limit our future operations and ability to borrow additional funds, including funds for new projects. In addition, a trust controlled by Bob Worsley will own a controlling interest in the Company and will be able to exert significant influence over the business of the Company. The Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this release.
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